ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2007 APR -3 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No. 1.910/ 112 /2007

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

March 28, 2007

07022097

SUPPL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klong
Bangkok 10110

Dear Sir,

Subject: Resolutions of the 2007 General Shareholders' Meeting

PTT Exploration and Production Public Company Limited (PTTEP) would like to report the resolutions of the 2007 General Shareholders' Meeting held on March 28, 2007 at 14.00 hrs. at the Vibhavadee Ballroom B, the Sofitel Central Plaza Hotel, 1695 Phaholyothin Road, Chatuchak, Bangkok The details are as follows:

Agenda 1 **To acknowledge the Minutes of the 2006 General Shareholders' Meeting.**

Resolution The Meeting certified the minutes of the 2006 General Shareholders' Meeting as proposed.

Agenda 2 **To acknowledge the 2006 Performance Result and 2007 Work Plan of the Company.**

Resolution The Meeting acknowledged the Company's 2006 performance and 2007 work plan as proposed.

Agenda 3 **To approve the 2006 financial statements**

Resolution The voting comprised agreed 2,646,200,605 votes or 99.22%; disagreed 400 votes or 0%; and abstained 20,754,810 votes or 0.78%. It is resolved that the Meeting by majority of the total entitled votes approved the 2006 financial statements as proposed.

Agenda 4 **To approve the dividend payment for 2006 performance.**

Resolution The voting comprised agreed 2,664,381,515 votes or 99.9%; disagreed 7,400 votes or 0 %; and abstained 2,566,900 votes or 0.10 %. It is resolved that the Meeting by majority of the total entitled votes approved the dividend payment for the second-half-year operations of 2006 at the rate of 1.50 Baht per share as proposed.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

Jlw 4/3

-2- / Agenda 5 ...

Agenda 5 **To approve the appointment of new directors in replacement of those who are due to retire by rotation.**

Resolution The voting for each nominated director is as follows:

	Name list	Agree, %	Disagree, %	Abstain, %
1	Gen. Lertrat Ratanavanich	2,650,315,315	8,742,900	5,910,400
		99.45%	0.33%	0.22%
2	Mr. Pichai Chunhavajira	2,641,809,315	17,054,900	6,104,400
		99.13%	0.64%	0.23%
3	Mr. Chulasing Vasantasingh	2,649,946,865	8,676,600	6,345,150
		99.44%	0.33%	0.24%
4	Mr. Chokchai Aksaranan	2,649,944,515	8,665,300	6,358,800
		99.44%	0.33%	0.24%
5	Mr. Viraphol Jirapraditkul	2,649,886,365	8,675,300	6,406,950
		99.43%	0.33%	0.24%

It is resolved that the Meeting by majority of the total entitled votes elected five nominees as proposed. Four of the appointed directors are qualified as independent directors.

Agenda 6 **To acknowledge the directors' and the sub-committees' remuneration.**

Resolution The Meeting acknowledged the directors' and sub-committees' remuneration package as proposed.

Agenda 7 **To appoint the Auditor and consider the Auditor's fees for year 2007.**

Resolution The voting comprised agreed 2,662,565,015 votes or 99.84%; disagreed 12,900 votes or 0%; and abstained 4,377,900 votes or 0.16%. It is resolved that the Meeting by majority of the total entitled votes approved the appointment of the Office of the Auditor General of Thailand (OAG) to be the Auditor for the year 2007 and fix the fee at the same rate of 2006 at 900,000 Baht as proposed.

Agenda 8 **To approve the debenture issuance.**

Resolution The voting comprised agreed 2,654,289,200 votes or 99.53%; disagreed 7,384,100 votes or 0.28%; and abstained 5,282,515 votes or 0.20%. It is resolved that the Meeting with more than three-fourths of the total entitled votes approved the issuance of debentures up to the total amount of 50,000 million Baht as proposed.

Agenda 9 **To consider and approve the amendment of the Company's Articles of Association (AOA) Clauses 20 and 25.**

Resolution The voting for the amendment of Clauses 20 and 25 of the Company's Articles of Association of is as follows:

Articles of Association	Agree, %	Disagree, %	Abstain, %
Clause 20	2,662,674,615	9,500	4,271,700
	99.84%	0%	0.16%
Clause 25	2,662,677,115	9,500	4,269,200
	99.84%	0%	0.16%

It is resolved that the Meeting with more than three-fourths of the total entitled votes approved the amendment of the Company's Articles of Association Clauses 20 and 25 as proposed.

Agenda 10 Other business (None).

Yours sincerely,

Maroot Mrigadat
President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group
Finance Dept.
Tel.0-2537-4512, 0-2537-4611

PTTEP No. 1.910/113/2007

March 28, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: List of the Board of Directors
Reference: Letter PTTEP No. 1.910/112 /2007 dated March , 2007
Attachment: Copy of Curriculum Vitae of Director No. 10 and 14

Reference is made to the 2007 General Shareholders' Meeting of PTT Exploration and Production Public Company Limited (PTTEP), held on March 28, 2007 at 14.00 hrs. at the Vibhavadi Ballroom B, the Sofitel Central Plaza Hotel. The Meeting participants elected new directors in replacement of those who retired by rotation.

PTTEP would like to announce the list of the Board of Directors as of March 29, 2007 as follows:

1. Mr. Cherdpong Siriwit	Chairman
2. Mr. Sirin Nimmanahaeminda	Independent Director and Member of the Remuneration Committee
3. Mr. Vudhibhandhu Vichairatana	Independent Director, Chairman of the Corporate Governance Committee and Member of the Risk Management Committee
4. Mr. Chitrapongse Kwangsukstith	Director, Member of the Risk Management Committee and Member of the Nominating Committee
5. Mr. Prasert Bunsumpun	Director
6. Mr. Tongchat Hongladaromp	Director and Member of the Risk Management Committee
7. Mr. Pala Sookawesh	Director and Member of the Remuneration Committee

-2- / 8. Mr. Wisudhi...

8. Mr. Wisudhi Srisuphan	Director
9. Mr. Krairit Nilkuha	Independent Director and Chairman of the Remuneration Committee
10. Mr. Chokchai Aksaranan	Independent Director
11. General Lertrat Ratanavanich	Independent Director and Member of the Nominating Committee
12. Mr. Pichai Chunhavajira	Director
13. Mr. Chulasingh Vasantasingh	Independent Director and Chairman of the Nominating Committee
14. Mr. Viraphol Jirapraditkul	Independent Director
15. Mr. Maroot Mrigadat	Member of the Risk Management Committee and President

Yours sincerely,

Maroot Mrigadat
President

<u>Remark:</u> Sequence is according to directorship term

END